Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) for Resin Systems Inc. (the “Company”) should be read in conjunction with the interim consolidated Financial Statements for the quarter ended September 30, 2004 and the audited consolidated Financial Statements and related notes for the four month period ended December 31, 2003, and the years ended August 31, 2003 and 2002.  The audited and interim consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) unless specifically stated.  The reporting and measurement currency in the audited and interim consolidated Financial Statements and in this MD&A is in Canadian dollars, unless otherwise stated.

These interim Financial Statements have not been reviewed by the Company’s auditors, KPMG LLP.

This MD&A is dated November 15, 2004.

Overview

In the third quarter of 2004, the Company continued with its efforts to expand its base of operations.

Throughout the quarter, the Company continued focusing it efforts on establishing its pole production equipment and associated infrastructure in Edmonton.

The Company also continued with concentrating on the implementation of its Quality Management System that is tightly integrated into its overall Business Management System.  The Company achieved certification under the ISO 9001:2000 standard as a result of having a well defined system that focuses on improving processes to consistently provide high quality products that can meet or exceed customer requirements.

Another focus for the Company during the quarter was taking its various product lines to market.  Those efforts have been identified under the following major groupings.

Version™ Resin

The Company has been manufacturing its Version™ resin products for internal use and for third party customers.  Shipments were made in the third quarter of 2004 and our marketing and sales group is making further inroads towards improving and expanding the market exposure for this product line.

RSeal™

The Company has continued its efforts to market this proprietary line of superior industrial coatings as significant research had been invested to-date and a market demand has been identified.  Our marketing and sales group is making further inroads towards improving and expanding the market exposure for this product line.

Resin Systems Inc.

RStandard™

The third quarter focus continued with improving the efficiency of the modular pole system production equipment at the Edmonton plant.  These efforts included manufacturing poles to be sent out for independent testing.  Successful test results were achieved in the quarter for product based upon the company’s modular pole design, namely all modules necessary to produce 14m and 18m (45 ft and 60 ft) pole configurations covering Classes 1, 2, 3 & 4.  Efforts continued in the quarter to optimize the design of this new system such that the overall weight can be reduced, while at the same time, appropriate strength characteristics can be maintained.  Module production has been increasing to facilitate product deliveries.

The Company continued to present the RStandard product line to relevant utilities for product introduction and acceptance.  Efforts continue with introducing the product line throughout Eastern and Central Canada.  The Company has been involved with utilities at various levels, from basic product introduction and demonstration sessions through to live installations into active service.

New Version Sport™ (NVS™)

The Company continues to distribute hockey stick shafts.  The Company has complemented the product line by adding a selection of blades such that people can acquire a “complete” NVS™ stick.  The product has been well received with improved deliveries through the quarter.  Further research and development is underway to explore further enhancements to product performance.

Results of Operations

In reviewing the results of the 3rd quarter ended September 30, 2004, and the three months ended August 31, 2003, the reader is advised that comparison between the two periods needs to be tempered with the knowledge that during the 3rd quarter ended September 30, 2004, the Company was heavily involved in the development and commercialization of its products and that staffing levels for the period were higher than was evident for the three months ended August 31, 2003.

Revenues

	Three Months Ended		Four Months Ended
	September 30 2004	August 31 2003	December 31 2004
Product Revenue	38,358	82,194	453,156
Other Revenue	78,936	14,595	8,264
Total Revenue	117,294	96,789	461,420
Change	20,505	-	(344,126)
Percentage Change	21%	-	(75) %

The Company’s marketing and sales focus for the quarter ended September 30th, 2004 has been the sale of Version™ resin and end-use products containing Version™ resin.  During the quarter ended August 31st, 2003 the Company had two products it was actively promoting, namely Version™ resin and Uni-Seal™ coatings.

Resin Systems Inc.

Quarter ended September 30, 2004

Owing to issues related to testing and production of RStandard™ products the Company saw an overall decrease in product revenues of $44,000 for the quarter as compared to the same period last year.  Version™ resin accounts for $4,000, NVSTM accounts for $25,000 and RSeal™ products make up the remainder.

Other revenue increased by $64,000 of which rental revenue of the Company’s future production facility accounts for $50,000 with the balance being interest revenue from positive cash balances.

Operating Expenses

	Three Months Ended		Four Months Ended
	September 30 2004	August 31 2003	December 31 2004
Cost of Sales	27,418	27,830	333,899
Direct and Product Development	1,320,592	424,223	1,147,537
Marketing and Business Development	358,228	169,216	387,997
General and Administrative	1,430,161	673,491	1,269,047
Interest and Other Charges	7,950	(651)	22,689
Amortization of Property, Plant and Equipment	219,029	160,222	82,071
Amortization of Intangibles	146,160	411,500	109,733
Total Operating Expenses	3,392,244	1,865,831	3,352,973
Change	1,526,413	-	39,271
Percentage Change	82%	-	1%

During the quarter ended September 30th, 2004, the Company dedicated significant resources to refining it’s for the manufacture processes of Version™ resin and composite products based upon Version™ resin.  Further resources were devoted to the marketing and sales of these products as well as the administration of the Company as it moves forward in its production and sale its products.

Third quarter ended September 30, 2004

Compared to the quarter ended August 31st, 2003, the Company’s operating expenses have increased $1,526,000 as it moves into production as well as marketing and sales of its various products.

Cost of Sales decreased marginally owing to product mix of the quarter’s sales versus those for the three months ended August 31, 2003.

Direct and product development costs increased $826,000 as the Company focused its efforts on improving its manufacturing capabilities for Version™ resin end products and the development of new products utilizing the resin.  Staffing increased $268,000, research and related testing expenses increased $420,000, operating supplies increased $102,000 as well as, repairs and maintenance to equipment and facilities of $43,000 over the same period last year.

Resin Systems Inc.

Marketing and business development costs increased $189,000, of this $156,000 relates to staffing costs with the remainder relating to marketing and sales activities of the Company’s products.

General and administrative costs increased $757,000 over the same period last year.  Of this increase staff and their related costs account for $351,000, rent $109,000, insurance $43,000 and supplies and utilities $196,000.  The remaining $58,000 relates to general expense increases include professional fees encompassing; legal, audit, corporate regulatory compliance and investor relation related activities.

The interest and other charges difference between the two periods amounts to a increase of $9,000.  This relates primarily to interest and bank charges as well as, foreign exchange and the relative stability of the Company’s non-Canadian transactions and consolidations, for the current year versus the same period the previous year.

Amortization of property, plant and equipment expense increase is $59,000 higher than the same period last year owing to increases in manufacturing, computer and office equipment.

Amortization of intangibles expense is the charge for the intellectual property the Company purchased from Canzeal Enterprises in January 2003, the decrease of $265,000 relates to quarter by quarter amortization in fiscal 2004 compared to the full year amortization not accounted for until the fourth quarter in fiscal 2003.

Liquidity and capital resources

The Company’s main source of cash flow to date has been through the issuance of securities.  This dependence on issuing securities and the lack of sufficient cash reserves to sustain the Company for a period in excess of twelve months has required management to include a “Going Concern” note in our financial statements.  The going concern concept is dependent on the ability of an entity to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

Working capital:

Working capital as at September 30 2004 was $5,846,000 and in the opinion of management, the Company expects that in conjunction with expected returns from operations, and possible future financings it will have sufficient working capital to continue with its expansion and operational plans.

Long-term debt:

The Company’s long-term debt is related to a payable due to the National Research Council (“NRC”) under their Industrial Research Assistance Program (“IRAP”).  Under this program, the Company is entitled to a maximum of $498,263 (notes 16(a) and 18(c) of the Consolidated Financial Statements Four months ended December 31, 2003 and Years ended August 31, 2003 and 2002) for certain costs in developing Version™ F and Version™ S resin systems.  Repayment of these amounts will commence on March 1, 2006 and is to be repaid at the rate of 1.9% of gross quarterly revenues and will continue to be repaid until either the Company has fully repaid the amounts contributed by NRC

Resin Systems Inc.

or until December 1, 2010.  As at September 30, 2004 the Company had received $428,263 from the NRC under this program.

Capital structure:

During the quarter ended September 30, 2004, the Company issued 113,000 shares for net proceeds of $109,650.

As at September 30, 2004, the market close for the Company’s shares was $0.99, which translates into a market capitalization of $67,904,935.

Capital expenditure program:

During the quarter the Company purchased land and building in Calgary for a future production location at a cost of $3,102,000.  This facility is centrally located, has an optimal building layout for its RStandard™ production line and meets the future short-term and long-term requirements for the Company.  Currently the Company has leased this facility to a third party until such time as the next generation of production equipment is available for installation.

The Company expects to have significant capital additions of production equipment during the next fiscal year.

These capital expenditures will be financed with working capital, cash flow from operations and possible share financings.

Contractual obligations:

The Company has entered into commitments related to office leases as well as a capital lease to finance office furniture.  The following table summarizes the Company’s contractual obligations as at September 30, 2004.

The minimum rent payable for each of the next five years and thereafter is as follows:

	Expected Payment Date
Obligation	2005	2006	2007	2008	2009	Thereafter	Total
Operating Leases	270,896	200,365	143,908	120,987	126,654	189,981	1,052,791
Capital Lease	55,454	58,832	20,396	Nil	Nil	Nil	134,682

Off-Balance Sheet Arrangements:

The Company does not have any Off-Balance Sheet arrangements as at the reporting period and does not expect to have any in the foreseeable future.

Resin Systems Inc.

Related Party Transactions:

The Company did not have any related party transactions during the quarter ended September 30, 2004.

Summary of results

	3 Mths Ended Sept. 30/2004	3 Mths Ended June 30/2004	3 Mths Ended March 30/2004	4 Mths Ended Dec. 31/2003
Revenue	117,294	129,288	222,179	461,420
Net (Loss)	(3,392,244)	(2,743,049)	(2,885,692)	(2,891,553)
Basic loss per share[1]	(0.06)	(0.05)	(0.05)	(0.06)

	3 Mths Ended Aug. 31/2003	3 Mths Ended May 30/2003	3 Mths Ended Feb. 28/2003	3 Mths Ended Nov. 30/2002
Revenue	96,789	70,275	69,232	75,515
Net (Loss)	(1,769,042)	(1,197,627)	(1,097,021)	(522,669)
Basic loss per share[1]	(0.04)	(0.04)	(0.04)	(0.02)

Note 1:- Diluted loss per share – the effect of the exercise of options and warrants outstanding would be anti-dilutive and therefore the numerator and denominator for the calculation of diluted loss per share are the same as basic loss per share.

Application of critical accounting policies

The change in a significant accounting policy used by the Company is disclosed in note 2 of the interim consolidated financial statements.  Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  The following discusses such accounting policies that have been recently adopted.  This is included in the MD&A to aid the reader in assessing the critical accounting policies and practices of the Company and the likelihood of materially different results being reported.  The Company’s management reviews its estimates regularly.  The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

Stock-based compensation

Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options.  Under the settlement method, any consideration

Resin Systems Inc.

paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 – Stock-based Compensation and Other Stock-based Payments – to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004.  Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.  In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after September 1, 2002, and has restated prior periods.  The effect of retroactively adopting the fair value based method is to increase the loss for the four month period ended December 31, 2003 by $157,521 and increase the retained deficit, and to increase contributed surplus by the same amount.  In addition, the effect of the change on basic loss per share was $0.0033.

GAAP hierarchy

Effective January 1, 2004, the Company adopted CICA Handbook Section 1100, Generally Accepted Accounting Principles, which establishes standards for financial reporting in accordance with Canadian GAAP and describes what constitutes Canadian GAAP and its sources.  This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when the primary sources of Canadian GAAP are silent.  There have been no changes in accounting polices as a result of the adoption of this standard other than noted.

Revenue recognition

Effective January 1, 2004, the Company adopted new Canadian accounting standards including CICA Emerging Issues Committee (“EIC”) Abstracts 141 and 142 issued in December, 2003 regarding the time of revenue recognition and the classification of certain items as revenue or expense.  No changes to the recognition or classification of revenue were made as a result of the adoption of this standard.

Note regarding forward-looking statements

Certain information regarding Resin Systems Inc. set forth in this document, including management’s assessment of the Company’s plans and future operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties.  These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company’s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, environmental risks, the lack of availability of qualified personnel or management, stock market volatility and ability to access capital from internal and external sources.  The Company’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive there from.  The Company undertakes no responsibility to update the information provided herein.